EXHIBIT D-2

                   Southern Indiana Gas and Electric Company

                             Docket No. EC95-15-000

             FEDERAL ENERGY REGULATORY COMMISSION - OFFICE DIRECTOR

                   73 F.E.R.C. P62,090; 1995 FERC LEXIS 2238

           ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES
                          AND CORPORATE REORGANIZATION

                                            NOVEMBER 7, 1995

OPINION:

                  On June 23, 1995, Southern Indiana Gas and Electric Company (Southern Indiana) filed an application pursuant to section 203 of the Federal Power Act1 for Commission authorization to implement a plan of corporate restructuring which will result in the formation of a holding company. As a result of the proposed restructuring, Southern Indiana will become a wholly-owned subsidiary of a holding company, SIGCORP, Inc. (SIGCORP).

Description of Southern Indiana's Current Corporate Structure:

                  Southern Indiana is a public utility within the meaning of the Federal Power Act2 and owns and operates jurisdictional facilities in southwestern Indiana. Southern Indiana has five wholly-owned subsidiaries:
Southern Indiana Properties, Inc. (Southern Properties); Energy Systems Group, Inc. (Energy Systems); Southern Indiana Minerals, Inc. (Southern Minerals); Southern Indiana Network Communications, Inc. (Southern Communications); and Lincoln Natural Gas Company (Lincoln Gas)3 Southern Indiana also has formed SIGCORP as a

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1   16 U.S.C.  ss. 824b (1988).

2   See 16 U.S.C.  ss. 824(e) (1988).

3 Southern Properties engages in partnership investment activity (primarily real estate). Energy Systems installs controls and equipment for energy management. Southern Minerals processes and markets combustion by-products from Southern Indiana's power plants. Southern Communications participates in investment activities that are outside the scope of Southern Indiana's other subsidiaries. Lincoln Gas is a gas distribution company that provides service to the City of Rockport, Indiana. Application at Exhibit B.

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wholly-owned subsidiary for the purposes of establishing a holding company structure.

                  Southern Indiana owns 33 percent of the outstanding capital stock of Community Natural Gas Company, which provides natural gas distribution service in southwestern Indiana. Southern Indiana also owns 1.5 percent of the outstanding capital stock of Ohio Valley Electric Corporation (OVEC), a corporation established in the early 1950's to furnish electric power to the Federal Government's gaseous diffusion plant near Portsmouth, Ohio.

Description of the Proposed Restructuring:

                  To facilitate the restructuring into a holding company organization, Southern Indiana has formed SIGCORP as a wholly-owned subsidiary. The corporate restructuring will be achieved through a share exchange in which the holders of Southern Indiana common stock will become holders of common stock in SIGCORP.4 The exchange will be accomplished pursuant to an Agreement and Plan of Exchange (Exchange Agreement) dated January 13, 1995. Pursuant to the terms of the Exchange Agreement, SIGCORP will become the sole holder of Southern Indiana common stock. In addition, with the exception of Lincoln Gas, Southern Indiana's wholly-owned subsidiaries will become wholly-owned subsidiaries of SIGCORP. Lincoln Gas will remain a subsidiary of Southern Indiana.

                  Southern Indiana indicates that the primary purpose of forming a holding company are (1) to establish a more appropriate corporate structure for the pursuit of unregulated non-utility business activities, and (2) to provide a structure that will accommodate the segregation of Southern Indiana's generation function from the rest of its electric utility business. According to Southern Indiana, the proposed restructuring will: (1) allow Southern Indiana's affiliates to compete with other non-regulated companies to furnish energy-related services; (2) enhance economic growth in its service area by virtue of its ability to offer a wide range of competitive energy services to new and existing customers; (3) fully separate utility and non-utility businesses thereby shielding the utility customers from the risks associated with non-regulated businesses; and (4) permit Southern Indiana's capital structure to be managed efficiently.5

                  Notice of the application was published in the Federal Register with comments due on or before July 20, 1995. No comments were received.

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4   Southern Indiana's common stock will be exchanged on a one-for-one basis for
    SIGCORP common stock. Southern Indiana's outstanding preferred stock and debt will not be affected by the exchange.

5   Application at 6-8.


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Discussion:

                  In Central Vermont Public Service Corporation (Central Vermont),6 the Commission concluded that the transfer of ownership and control of jurisdictional facilities, through a transfer of a public utility's common stock from existing shareholders to a newly created holding company, constitutes a disposition of jurisdictional facilities requiring prior Commission approval under section 203. Consistent with the Commission's holding in Central Vermont, because Southern Indiana's proposed restructuring involves the transfer of ownership of its common stock from existing shareholders to SIGCORP, the restructuring is subject to the requirements of section 203.

                  It is determined that Southern Indiana's proposed restructuring will be consistent with the public interest. As noted above, Southern Indiana has stated that the restructuring will allow the reorganized company to meet new business opportunities, provide latitude in responding to growing competition in the energy industry, and better insulate Southern
Indiana's ratepayers from the risks and costs associated with business activities of unregulated subsidiaries.

                  After the reorganization, Southern Indiana will continue to be subject to retail rate regulation by the Indiana Utility Regulatory Commission and this Commission will maintain its regulatory authority to consider any and all wholesale rate-related issues arising form the reorganization.

                  As noted above, the proposed restructuring involves the conversion of each share of Southern Indiana common stock into a share of SIGCORP common stock. Therefore, the proportion of each shareholder's ownership will remain unchanged.

                  While SIGCORP is not proposing to merge with another holding company at this time, it is possible that in the future such a merger may take place. In an order approving a similar holding company formation by Illinois Power Company, the Commission clarified its jurisdiction under section 203 regarding the effect that mergers of public utility holding companies have on their public utility subsidiaries.7 While noting that it does not have jurisdiction over public holding company mergers or consolidations, the Commission concluded that, ordinarily when public utility holding companies merge, an indirect merger involving their public utility subsidiaries also takes place, and that Commission approval under section 203 would be required. Consequently, the Commission stated:

                  We therefore will presume, subject to rebuttal, that mergers between public utility holding companies also accomplish an indirect merger of their

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6   39 FERC P61,295 (1987).

7   Illinois Power Company, 67 FERC P61,136 (1994).

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         public  utility  subsidiaries.  If the public  utilities  can rebut the presumption, we will find that jurisdiction will not attach until such time as the public utility subsidiaries formally merge or consolidate their facilities. If the public utilities cannot rebut the presumption, section 203 approval of the indirect merger of the public utilities will be required.(footnote omitted)8

                  Accordingly, Southern Indiana is advised that, in the event SIGCORP should seek to merge with another public utility holding company, Southern Indiana and any other affected public utility are required to file under section 203 evidence to rebut the presumption that such a merger would not also result in an indirect merger of the public utility subsidiaries, or, alternatively, for approval of an indirect merger of the public utilities.

                  Based on the foregoing analysis and in the absence of opposition to the application, it is concluded that the disposition of jurisdictional facilities of Southern Indiana in the above-described corporate restructuring is consistent with the public interest and is hereby authorized, subject to the following conditions:

                  (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

                  (2) The Commission retains authority under section 203(b) of the Federal Power Act to issue supplemental orders as appropriate;

                  (3) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission;

                  (4) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

                  (5) Southern Indiana shall submit a filing to the Commission's Chief Accountant requesting approval of its accounting for the costs of restructuring, including complete information on the nature and amount of all costs incurred; and

                  (6) In the event SIGCORP should seek to merge with another public utility holding company, the public utilities of those companies are required to file under section 203 of the Federal Power Act evidence to rebut a presumption that a merger of the holding companies would not also result in an indirect merger of the public utility subsidiaries, or alternatively for approval of an indirect merger of the public utilities.

                  Authority to act on this matter is delegated to the Director, Division of Opinions and Systems Analysis, pursuant to 18 C.F.R. ss. 375.308. This order

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8   FERC at 61,354-55.

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constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.

                                         Robert E. Cackowski
                                         Director, Division of Opinions and
                                           Systems Analysis

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